Exhibit 99.2

NOTICE OF SPECIAL MEETING OF NOTEHOLDERS

TO:	THE HOLDERS OF PIK TOGGLE SENIOR SECURED NOTES DUE 2017 OF CATALYST PAPER CORPORATION
NOTICE IS HEREBY GIVEN that a special meeting (the "Noteholders' Meeting") of the holders (the "Noteholders") of PIK Toggle Senior Secured Notes due 2017 (the "Notes") of Catalyst Paper Corporation (the "Company" or "Catalyst") will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:30 p.m. Vancouver time (or such later time as shall immediately follow the termination of the special meeting of the shareholders of Catalyst), for the following purposes:
1.
To consider pursuant to an interim order of the Supreme Court of British Columbia (the "Court") dated December 9, 2016 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Noteholder Resolution"), the full text of which resolution is set forth in Appendix "B" to the accompanying management information circular (the "Circular"), approving a recapitalization (the "Recapitalization") of the Company pursuant to an arrangement under Section 192 of the Canada Business Corporations Act (the "CBCA"); and

2.	To transact such other business as may properly come before the Noteholders' Meeting or any adjournment thereof.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Recapitalization, if granted, will constitute the basis for an exemption from the registration requirement of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance by the Company of the Common Shares (as defined in the Circular) in exchange for the Notes pursuant to the Recapitalization.
The Circular contains the full text of the Noteholder Resolution and provides additional information relating to the subject matter of the Noteholders' Meeting, including the Recapitalization, and is deemed to form part of this Notice of Noteholders' Meeting.
The record date for entitlement to notice of the Noteholders' Meeting has been set by the Court, subject to any further order of the Court, as December 9, 2016. Noteholders entitled to vote at the Noteholders' Meeting will be entitled to one vote for each US$1.00 principal amount of Notes held by them as of the record date in respect of the Noteholder Resolution and any other matters to be considered at the Noteholders' Meeting.
Noteholders will vote as a single class at the Noteholders' Meeting. Subject to any further order of the Court, the Court has set the quorum for the Noteholders' Meeting to be at least two (2) Noteholders present in person or represented by proxies in respect of the votes to be cast by Noteholders on the Noteholder Resolution.
A Noteholder may attend the Noteholders' Meeting in person or may appoint another person as proxyholder. The Noteholder form of proxy nominates Mr. Leslie T. Lederer, or, failing him, Mr. James Isaac or any such other person as he may appoint, with full power of substitution as proxyholder. A Noteholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction form received from its bank, broker or other intermediary. Persons appointed as proxyholders need not be Noteholders.
The implementation of the Recapitalization is subject to, among other things, (i) the approval of certain actions by the shareholders of Catalyst, voting at a separate meeting, (ii) the approval of the Court, and (iii) entry of the U.S. Recognition Order (as defined in the Circular).
Subject to any further order of the Court, the Noteholder Resolution must be passed by at least 66⅔% of the votes cast by the Noteholders present in person or represented by proxy at the Noteholders' Meeting. Whether or not Noteholders are able to be present at the Noteholders' Meeting, they are requested to vote following the instructions provided on the appropriate voting instruction form or proxy using one of the available methods.
In order to be effective, proxies must be received by CST Trust Company prior to 5 p.m. (Vancouver time) on January 13, 2017, or if the Noteholders' Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Noteholders' Meeting. The deadline for the deposit of proxies may be waived by the Chair of the Noteholders' Meeting at his sole discretion without notice.

Proxies must be delivered to CST Trust Company at c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or Email at proxy@canstockta.com. Registered Noteholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone.
Beneficial owners of the Notes will receive a voting instruction form with the accompanying Circular which will include information regarding voting, including the time at which voting instructions must be received by the Noteholder's bank, broker or other intermediary. If no such voting instruction form is enclosed, Noteholders should promptly contact their bank, broker or other intermediary. Non-registered Noteholders should follow the instructions on the forms they receive, including with respect to the time at which the Noteholder's voting instructions must be received by such bank, broker or intermediary, and contact their bank, broker or intermediary promptly if they need assistance.
Registered Noteholders will receive further instructions on or about the Effective Time regarding the procedure for submitting documents that will be required to enable each such registered Noteholder to receive an assignment of such registered Noteholder's applicable share of the New Secured Term Loan (as defined in the Circular) and to obtain such registered Noteholder's applicable share of the Common Shares (as defined in the Circular) issuable in connection with the Recapitalization. Non-registered Noteholders should contact their bank, broker, or other intermediary after the Effective Time for instructions and assistance in receiving the New Secured Term Loan and Common Shares issuable under the Recapitalization. If Noteholders desire to receive expedited processing regarding the exchange of their Notes, such Noteholders may submit a Noteholder Information Form in the form enclosed with the accompanying Circular to Epiq Information Systems, Inc. ("Epiq") by email at registration@epiqsystems.com (with a reference to "Catalyst" included in the subject line) by no later than January 6, 2017. Noteholders electing to receive expedited processing will be required to submit certain additional information and take certain additional actions as further described in the Circular by no later than January 13, 2017.
Noteholders should submit the Noteholder Information Form enclosed and described further below at their earliest convenience for expedited processing.
DATED at Vancouver, British Columbia, this 14th day of December, 2016.

 BY ORDER OF THE BOARD OF DIRECTORS
(signed) "James Isaac"
James Isaac
 Corporate Legal Counsel and Corporate Secretary